Exhibit (d)(11)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Investment Advisory Agreement effective as of July 16, 2014, (“Amendment No. 2”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Wellington Management Company, LLP, a limited liability partnership organized under the laws of the Commonwealth of Massachusetts (“Wellington” or “Adviser”).

FMG LLC and Wellington agree to modify the Investment Advisory Agreement dated as of May 1, 2011, as amended, (“Agreement”) as follows:

1.	Name Change. Effective May 1, 2014, the name of EQ/Mid Cap Value PLUS Portfolio was changed to AXA Mid Cap Value Managed Volatility Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to AXA Mid Cap Value Managed Volatility Portfolio, Multimanager Technology Portfolio and Multimanager Mid Cap Growth Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		WELLINGTON MANAGEMENT COMPANY, LLP

By:	/s/ Steven M. Joenk	By:	/s/ Phillip H. Perelmuter
	Steven M. Joenk	Name:	Phillip H. Perelmuter
	Chairman, Chief Executive Officer and President	Title:	Senior Vice President

APPENDIX A

AMENDMENT NO. 2

TO

INVESTMENT ADVISORY AGREEMENT

WITH

WELLINGTON MANAGEMENT COMPANY, LLP

Portfolio	Annual Advisory Fee Rate**
AXA Mid Cap Value Managed Volatility Portfolio*	0.55% of the Wellington Allocated Portion’s average daily net assets up to and including $150 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $150 million.

Multimanager Technology Portfolio*	0.65% of the Wellington Allocated Portion’s average daily net assets up to and including $50 million; 0.55% of the Wellington Allocated Portion’s average daily net assets in excess of $50 million up to and including $100 million; and 0.45% of the Wellington Allocated Portion’s average daily net assets in excess of $100 million.

Multimanager Mid Cap Growth Portfolio*	0.45% of the Wellington Allocated Portion’s average daily net assets up to and including $100 million; and 0.40% of the Wellington Allocated Portion’s average daily net assets in excess of $100 million.

*	Fee to be paid with respect to this Portfolio shall be based only on the portion of the Fund’s average daily net assets advised by the Adviser, which in the aggregate may be referred to as the “Wellington Allocated Portion.”
**	The daily advisory fee for the Wellington Allocated Portion is calculated by multiplying the aggregate net assets of the Wellington Allocated Portion at the close of the immediately preceding business day by the annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.